

12014222

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-66543

Report for the Period Beginning January 1, 2011 and Ending December 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

First Savings Securities, Inc.

ADDRESS OR PRINCIPAL PLACE OF BUSINESS:

2 Walnut Street
Danville, PA 17821

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Papalia (570) 271-1855

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (Whose opinion is contained in this Report)

ParenteBeard LLC
1200 Atwater Drive, Suite 225
Malvern, PA 19355

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States
Or any of its possessions

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Angelo Mark Papalia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Savings Securities, Inc., as of February 28, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tiffany M. Kauffman, Notary Public
Danville Boro, Montour County
My Commission Expires Oct. 26, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SAVINGS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011 AND 2010



ParenteBeard
CONFIDENCE THROUGH CLARITY

TABLE OF CONTENTS


ParenteBeard

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Savings Securities, Inc.

We have audited the accompanying statements of financial condition of First Savings Securities, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Savings Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ParenteBeard LLC

Malvern, Pennsylvania
February 28, 2012

FIRST SAVINGS SECURITIES, INC.

Statements of Financial Condition
December 31, 2011 and 2010

Assets

	2011	2010
Current Assets		
Cash and cash equivalents	$ 995,896	$ 556,067
Commissions and other fees receivable	1,018,434	495,716
Prepaid expenses	6,214	5,429
Total Current Assets	2,020,544	1,057,212
Goodwill	5,438,156	5,438,156
Intangible asset, net	53,333	73,333
Deferred tax asset, net	180,200	274,050
Total Assets	$ 7,692,233	$ 6,842,751

Liabilities and Stockholder's Equity

	2011	2010
Current Liabilities		
Accounts payable	$ 6,679	$ 91
Accrued expenses	239,593	118,316
Commissions payable	604,271	63,906
Total Current Liabilities	850,543	182,313
Stockholder's Equity		
Common stock, no par value, stated value $1 per share; 5,000 shares authorized, issued and outstanding	5,000	5,000
Additional paid-in capital	7,240,000	7,240,000
Accumulated deficit	(403,310)	(584,562)
Total Stockholder's Equity	6,841,690	6,660,438
Total Liabilities and Stockholder's Equity	$ 7,692,233	$ 6,842,751

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statements of Operations
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 1,325,233	$ 906,188
Total revenues	1,325,233	906,188
Operating Expenses:		
Commissions	637,418	86,660
Salaries and benefits	245,371	150,316
Amortization of intangible	20,000	20,000
Impairment charge on goodwill	-	1,398,670
Professional services	47,831	57,726
Insurance	2,025	14,568
Computer software	21,078	23,776
Licenses and registration fees	19,875	22,902
Rent and occupancy	5,222	4,517
Office	5,331	5,698
PA capital stock tax	-	12,958
Bad debt recovery	-	(110,210)
Other	50,550	11,139
Total operating expenses	1,054,701	1,698,720
Net Ordinary Income (Loss)	270,532	(792,532)
Other Income		
Interest income	4,570	5,273
Income (Loss) before Income Tax Expense (Benefit)	275,102	(787,259)
Income Tax Expense (Benefit)	93,850	(211,495)
Net Income (Loss)	$ 181,252	$ (575,764)

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2010	$ 5,000	$ 7,240,000	$ (8,798)	$ 7,236,202
Net Loss	-	-	(575,764)	(575,764)
Balance, December 31, 2010	$ 5,000	$ 7,240,000	$ (584,562)	$ 6,660,438
Net Income	-	-	181,252	181,252
Balance, December 31, 2011	$ 5,000	$ 7,240,000	$ (403,310)	$ 6,841,690

See Notes to Financial Statements

FIRST SAVINGS SECURITES, INC.

Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 181,252	$ (575,764)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Intangible asset amortization	20,000	20,000
Deferred income tax expense (benefit)	93,850	(327,854)
Impairment charge on goodwill	-	1,398,670
Changes in assets and liabilities:		
(Increase) decrease in receivables	(522,718)	(495,716)
(Increase) decrease in prepaid expenses	(785)	74,076
Increase (decrease) in accounts payable	6,588	-
Increase (decrease) in accrued expenses	121,277	83,251
Increase (decrease) in commissions payable	540,365	63,906
Net Cash Provided by Operating Activities	439,829	240,569
Net Increase in Cash	439,829	240,569
Cash and cash equivalents, Beginning of Year	556,067	315,498
Cash and cash equivalents, End of Year	$ 995,896	$ 556,067
Supplementary Cash Flows Information		
Income taxes paid	$ -	$ -

See Notes to Financial Statements

---

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

First Savings Securities, Inc. (the "Company") is a broker-dealer headquartered in Danville, Pennsylvania and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). On August 31, 2009, First Savings Bank of Perkasie (the "Bank") acquired Papalia Securities, Inc. and subsequently changed the Company's name to First Savings Securities, Inc.

BASIS OF ACCOUNTING

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

REVENUE RECOGNITION

The Company recognizes revenues on the accrual basis as earned. The Company derives its commission income primarily from the sale of variable insurance products.

RECEIVABLES FROM BROKER DEALERS

Receivables are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. No reserve for uncollectible accounts was deemed necessary at December 31, 2011 and 2010, respectively.

INCOME TAXES

The Company's results for the years ended December 31, 2011 and 2010 are included in a consolidated federal tax return of the Bank's parent company, FSB Mutual Holdings, Inc, a C corporation (the "Parent") under a tax sharing agreement. Though the Company is not a separate tax paying entity, federal tax expense is reflected in these financial statements as if it filed its own federal tax return by allocating current and deferred taxes to the Company in accordance with Accounting Standard Codification (ASC) 740, "Income Taxes," as if the Company were its own filer.

Prior to the acquisition of the Company by the Bank, the Company was an S corporation. In lieu of corporate income taxes, the prior shareholders of the Company were taxed on their proportionate share of the Company's taxable income.

Deferred federal and state income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted recent accounting guidance related to accounting for uncertainty in income taxes. The guidance provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. As a result of the Company's evaluation of the implementation of the guidance, no significant income tax uncertainties were identified. The Company has recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2011 and 2010. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of deferred income tax assets, impairment of goodwill, and the net realizable value of accounts receivable.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSET

In 2009 the Bank acquired the Company for $7,000,000. The acquisition of the Company was completed as part of a single acquisition of four separate legal entities, and the allocated purchase price was determined on a consolidated basis with all four entities treated as a single reporting unit. The Parent and the Company evaluate the Goodwill for impairment at the reporting unit level on an annual basis in accordance with ASC 350-20-35, "Subsequent Measurement of Goodwill". The Bank elected to use push down accounting for the preliminary purchase price allocation. The Company was originally allocated goodwill of $6,836,826 and an identifiable intangible asset of $100,000 as a result of the acquisition.

Goodwill represents the excess of acquisition costs over fair value of assets acquired and liabilities assumed. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment at least annually or more frequently if impairment indicators arise. No impairment of goodwill had been identified as of December 31, 2011. For the year ended December 31, 2010, an impairment charge on goodwill of $1,398,670 was recorded. The impairment charge was primarily due to the result of lower than anticipated revenue for the reporting unit from acquisition through December 31, 2010.

The impairment charge of zero recorded as of December 31, 2011 is an estimate. The Bank is currently completing its analysis of the other operating segment within the reporting unit. Any adjustment to the estimated loss based on the completion of the measurement of the impairment loss will be recognized in the subsequent reporting period.

The identifiable intangible asset consists of a non-compete agreement of $100,000 which is being amortized using the straight-line method over the estimated period of benefit which is five years. Amortization expense for the years ended December 31, 2011 and 2010 was $20,000 and $20,000 respectively. The identifiable intangible asset is tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable. No impairment of the identifiable intangible asset has been identified as of December 31, 2011 and 2010.

COMMITMENTS, CONTINGENCIES, GUARANTEES AND INDEMNIFICATION

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, insurance companies, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes that no activities will result in any adverse effect on the Company's financial position or results of operations.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to the claims of general creditors for 2011 and 2010; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2011, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 28, 2012, the date these financial statements were available to be issued.

RECLASSIFICATIONS

Certain items in the 2010 financial statements have been reclassified to conform to the 2011 presentation. Such reclassifications had no impact on the Company's financial condition or results of operations.

2. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 and 2010, the Company had net capital of $1,163,787 and $853,006 which was $1,107,084 and $840,852 in excess of its required net capital of $56,703 and $12,154, respectively. The Company's aggregate indebtedness to net capital ratio was 0.73 to 1 and 0.21 to 1 at December 31, 2011 and 2010, respectively.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefits of customers.

3. RELATED PARTY TRANSACTIONS

The Company is required to reimburse First Savings Financial Services, Inc., a company related through common ownership, for various operating expenses according to a predetermined allocation formula. For the years ended December 31, 2011 and 2010 reimbursements were made as follows:

	2011	2010
Salaries and benefits	$160,755	$150,316
Professional fees and services	7,490	2,794
Rent and occupancy	5,222	4,517
Office expenses	4,203	5,105
Computer software expenses	288	1,095
Other	7,251	8,765
Total	$185,208	$172,592

The Company paid accounting fees to the Bank of $30,000 for the years then ended December 31, 2011 and 2010.

The Company also paid royalty fees to an affiliated company of $42,585 for the year ended December 31, 2011 related to the use of their logo. No royalty fee was paid in 2010.

At December 31, 2011, the Company has recorded a liability of $84,046 due to the Bank in connection with an income tax liability calculated under the tax sharing agreement. No obligation existed at December 31, 2010. The liability is included in accrued expenses in the statement of financial condition.

4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2011 and 2010, cash balances in excess of federally insured limits were $745,896 and $306,067, respectively. At December 31, 2011 approximately $956,762 of our accounts receivable was due from a wholesaler representing approximately 94.0% of total receivables. At December 31, 2010 approximately $411,000 of our accounts receivable was due from two insurance carriers and a wholesaler representing 27.6%, 26.3% and 29.0%.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the acceptance from customers of applications for the purchase of products from third party product providers, and the acceptance from customers of checks payable to the third party product provider in payment for such purchases. In accordance with applicable regulations, the Company promptly forwards such applications and checks to the third party product provider.

6. INCOME TAXES

The components of the income tax expense (benefit) for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Federal:		
Current expense	$ -	$ 58,180
Deferred expense (benefit)	93,850	(324,416)
	93,850	(266,236)
State:		
Current expense	-	58,179
Deferred expense benefit	-	(3,438)
	-	54,741
Income tax expense (benefit)	$ 93,850	$(211,495)

Deferred income taxes consisted of the following components as of December 31, 2011 and 2010:

	2011	2010
Deferred tax assets:		
Intangible assets	$ 12,629	$ 7,217
Federal net operating loss carryforwards	57,273	-
State net operating loss carryforwards	11,106	-
Goodwill	136,141	319,978
	217,149	327,195
Valuation allowance	(36,949)	(53,145)
Net deferred tax assets	$180,200	$274,050

As of December 31, 2011, the Company had state net operating loss carryforwards in the amount of $168,450 that expire in 2031. The Company recorded a full valuation allowance at December 31, 2011 and 2010, relating to state deferred tax assets associated with net operating loss carryforwards and book to tax differences relating to goodwill and intangible assets. In management's opinion these state deferred tax assets will not be realizable due to the uncertainty of generating sufficient taxable income in future years at the state level.

The Company has recorded no valuation allowance related to its federal net operating loss which expires in 2031, as the carryforward is expected to be fully utilized by the Parent in the consolidated federal tax return.

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011 and 2010

	2011	2010
Computation of Net Capital		
Total Stockholder's Equity	$ 6,841,690	$ 6,660,438
Deductions and/or Charges:		
Non-allowable assets,		
Prepaid expenses	(6,214)	(5,429)
Intangible asset and goodwill	(5,491,489)	(5,527,953)
Deferred taxes	(180,200)	(274,050)
Other deductions and/or changes	(5,677,903)	(5,807,432)
Net Capital	$ 1,163,787	$ 853,006
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness:		
Accounts payable, accrued liabilities, and commissions payable	$ 850,543	$ 182,313
Total Aggregate Indebtedness	$ 850,543	$ 182,313

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued) As of December 31, 2011 and 2010

	2011	2010
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 56,703	$ 12,154
Minimum Dollar Net Capital Required	$ 5,000	$ 5,000
Net Capital Requirement	$ 56,703	$ 12,154
Excess Net Capital	$ 1,107,084	$ 840,852
Excess Net Capital at 1000%	$ 1,078,732	$ 834,775
Ratio: Aggregate Indebtedness to Net Capital	0.73 to 1	0.21 to 1
Reconciliation With Company's Computation		
Included in Part II of Form X-17A-5:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,247,833	$ 853,006
Net audit adjustments	(84,046)	-
Net Capital	$ 1,163,787	$ 853,006

FIRST SAVINGS SECURITIES, INC.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
First Savings Securities, Inc.

In planning and performing our audit of the financial statements of First Savings Securities, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 28, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Malvern, Pennsylvania
February 28, 2012



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED -UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
First Savings Securities, Inc.
2 Walnut Street
Danville, PA 17821

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by First Savings Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating First Savings Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Savings Securities, Inc.'s management is responsible for First Saving Securities, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments report in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Malvern, Pennsylvania
February 28, 2012